Exhibit 99.1

Aeterna Zentaris Provides Update on Macrilen® (Macimorelin),

Reiterates Advancement of Pediatric DETECT Trial

-	U.S. sales of Macrilen® for adult use to be temporarily discontinued as of May 23, 2023, while DETECT trial continues in order to expand the opportunity for pediatric usage of Macrilen®

-	Sales and commercialization efforts continue to move forward in European Economic Area and UK under recent agreement with Pharmanovia

-	United States Patent and Trademark Office (“USPTO”) has issued a Notice of Allowance for Aeterna’s U.S. patent application related to use of macimorelin for Assessing Growth Hormone Deficiency in Children

TORONTO, ONTARIO, April 5, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that sales of Macrilen® (macimorelin) will be temporarily discontinued in the United States commercial market for the diagnosis of adult growth hormone deficiency (“AGHD”), effective May 23, 2023 and until anticipated re-launch with an alternate commercialization partner. This temporary action follows the August 29, 2022 announced decision by Aeterna’s former North American commercialization partner Novo Nordisk Healthcare AG (“Novo Nordisk”) to end its license agreement for this product in North America.

The Company is actively seeking alternate development and commercialization partners for Macrilen® (macimorelin) in the US and other territories currently not partnered. The decision to temporarily discontinue sales of Macrilen® in the United States does not have any impact on the sales and commercialization efforts in the UK and European Economic Area. On March 16, 2023, Aeterna announced that Pharmanovia, a global lifecycle management healthcare company, had acquired the exclusive rights and license to commercialize GHRYVELIN™ (macimorelin’s brand name in the UK and European Economic Area) in the territory for the diagnosis of Adult Growth Hormone Deficiency (AGHD) and, if approved, for Childhood Onset Growth Hormone Deficiency (CGHD) from the Company’s previous EEA and UK partner, Consilient Health.

“We remain confident in macimorelin’s value and effectiveness for the diagnosis of AGHD,” said Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “We believe that our partnership with Pharmanovia and the patent issued by the USPTO (see more information below) are additional indications of macimorelin’s medical and commercial potential. We remain focused on a commercialization path for North America that will capture not only this value, but the further opportunities we believe exist in the ongoing DETECT trial, as we continue in discussions with possible commercialization partners in North America. At the same time, we continue to move forward with our commercialization partners for the EEA, the UK and other territories already partnered.”

USPTO Issues Notice of Allowance for Aeterna U.S. Patent Application for Macimorelin

The Company also announced today that the USPTO has issued a Notice of Allowance for Aeterna’s U.S. patent application No. 17/375,709 titled, “Use of Macimorelin in Assessing Growth Hormone Deficiency in Children.” The Company anticipates the issue of the formal registration of this U.S. patent application in the coming months.

AEZS-130-P02 (the “DETECT-trial”), Aeterna’s pivotal Phase 3 safety and efficacy study evaluating macimorelin for the diagnosis of CGHD, remains ongoing. Most clinical sites in the U.S. as well as European countries are open for patient recruitment. “We believe the potential opportunities for expanded commercial success will increase as we move closer to completing our DETECT trial and potential approval for the diagnosis of CGHD,” Dr. Paulini continued.

Dr. Paulini concluded, “We are pleased to have received further commercial validation of the potential of the use of macimorelin for the diagnosis of CGHD with the notice of allowance received for our U.S. patent. We remain optimistic about the progress made in our DETECT trial and are laser focused on our efforts to successfully execute on our plans in order to meet the anticipated completion of enrollment at the end of this year. At the same time, we remain committed to exploring all strategic options for our macimorelin asset in North America and territories not currently partnered.”

About Macimorelin (Macrilen®; GHRYVELIN™)

Macimorelin is marketed under the brand name GHRYVELIN™ (macimorelin) in the UK and European Economic Area and Macrilen® in the United States for the diagnosis of adult growth hormone deficiency (AGHD). In addition, Aeterna Zentaris is currently conducting a pivotal Phase 3 safety and efficacy study AEZS-130-P02 (also referred to as the “DETECT-trial”) evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD).

Macimorelin (Macrilen®; GHRYVELIN™), a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples after oral administration of macimorelin for the assessment of AGHD. Approval of macimorelin was granted by the FDA in 2017 and by the EMEA in 2019, based on Phase III data showing that oral macimorelin provides accuracy comparable to that of standard insulin tolerance testing (ITT), but has a more favorable safety profile compared to ITT. Oral macimorelin also reduces false positive test results, helping to avoid unnecessary treatment of patients.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its ability to secure a commercialization partner in North America and to re-launch sales of Macrilen® in the United States, its expectations for the timing of completion and success of the DETECT-trial, the potential for macimorelin to be approved for the treatment of CGHD and other statements related to the clinical, regulatory or commercial success of macimorelin (Macrilen®; GHRYVELIN™).

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, we may not be successful in finding a commercialization partner for Macrilen® in North America or other territories not currently partnered, we may not be able to re-launch sales of Macrilen® in the United States, our reliance on the success of the DETECT-trial in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT-trial may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of macimorelin (Macrilen®; GHRYVELIN™) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com